Filed by Essential Utilities, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 27, 2025

The following letter was sent to employees of Essential Utilities, Inc. on October 27, 2025.

WTRG Employee Letter

From: Chris Franklin

To: All Essential Employees

Subject: Our Path Forward: Essential & American Water to Combine

Colleagues,

It is with mixed emotions that I write to you today. This weekend, the Essential board of directors, after months of thoughtful consideration, made the decision to merge with American Water. I say it is with mixed emotions because for nearly 35 years I have worked along with many of you to build our company into what it is today – one of the premier utilities in the country. It is not without emotion for me – and probably many of you – to envision our company in this new way. I understand that today’s news will come as a surprise, but as you learn more about the combination of Essential and American, I think you’ll understand why we decided to embark on this path and the exciting opportunities that lie ahead.

When we celebrated five years as Essential Utilities in the Spring, we reflected on our journey to do something bold: create one of the strongest, most innovative and customer-focused utility companies in the U.S. Our combination with American Water will not only achieve that original vision, but it also will strengthen our ability to protect and provide Earth’s most essential resources well into the future. We’ve accomplished so much throughout our history, and together with American Water, we can take it to the next level.

While many decisions are still to be made, what we do know is that the combined company will operate under the name American Water and its President and CEO, John Griffith will lead the combined company, while Dan Schuller will be Executive Vice President and Chief Strategy Officer and Colleen Arnold will be President, Regulated Operations of the combined company. Mike Huwar will remain president of Peoples Gas and continue to lead the natural gas business. I will serve on the combined company’s board as Executive Vice Chair. I will also serve as executive sponsor of the integration task force. The combined company will be headquartered in Camden, New Jersey, and our Bryn Mawr and Pittsburgh offices will each maintain a strong operational presence long term.

The regulatory approval process for this merger may take as long as 18 months. During that time, we will continue to operate our utilities as we always have – with excellence. I want to assure you that during this regulatory process there will be no job loss associated with the transaction.

As we continue to thoughtfully plan for the integration of our two organizations, we are taking the approach that considers the person that best fits each role in the combined company and we will have a process to objectively make that determination. John and I have worked closely to construct a plan so that the small number of people who may not have a role with the combined company after closing will be treated fairly for their contributions and years of service. You can find details by going to the Pipeline.

As many of you know, American Water is the largest publicly traded regulated water and wastewater utility company in the United States. It provides drinking water, wastewater and other related services to over 14 million people in 14 states, as well as to the U.S. government on military installations. Our company is complementary to American Water’s footprint and together we will be even better positioned to help solve water and wastewater challenges faced by existing and new customers and communities.

I want to reiterate that months of work and substantial consideration went into this decision. In evaluating the merger, we compared it to our path forward as a standalone company. We considered the challenges the water, wastewater and natural gas sectors face today — PFAS contamination, aging infrastructure and unusual weather — and our ability to tackle these challenges all while we work to keep customer rates affordable. Quickly, it became clear that combining with American Water will allow us to enhance our efforts to safely and reliably deliver water, wastewater and natural gas services to the communities we serve, and with less risk.

The combined company’s expanded set of resources and greater scale will support continued investment in our critical infrastructure, enabling us to continue providing superior service to our customers. We will remain an active member in our communities, supporting customers and stakeholders with a dedicated workforce and passionate employee base. We will continue to work to maintain an average customer water bill that is affordable, supporting the economic prosperity of the many communities in which we operate.

I have gotten to know the American Water team well and their values are closely aligned with ours. Importantly, they recognize that our employees drive our success, and you are the reason millions of people count on Essential Utilities.

Once the transaction is complete, American Water has indicated it plans to conduct a review of strategic alternatives for non-water and non-wastewater businesses. This means the company will look at all options to determine how we can maximize the value of the businesses while positioning them for long-term success. No decisions have been reached and there is no assurance that any particular outcome will occur.

I will host a town hall meeting today at 2pm EDT to share thoughts on the transaction and to answer what questions we can at this stage. I’m also sharing a video above with additional information, and a link to an FAQ document here.

We will also host John Griffith for a town hall this Wednesday from 10 – 11am EDT. A calendar invitation will be shared soon.

This news may generate some interest from the media and other third parties – as a reminder, each of us represents the organization with our actions and statements. It’s ok to repost or “like” information posted by the Company on social media platforms. However, everyone should refrain from generating new content or commenting about the announcement so that we can all comply with SEC rules.

I want to reiterate my sincere appreciation for all of you and the incredible work you have done and will continue to do to drive our success and deliver for our communities. I am proud of everything we have accomplished and believe we can reach even greater heights in the combined company.

Sincerely,

Chris Franklin

Chairman & CEO

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties’ businesses successfully; (8) the failure to fully realize cost savings and any other synergies from the proposed merger or that such benefits may take longer to realize than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (10) the risk of litigation related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party’s management’s time and attention from operations of such party; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operation and maintenance costs; (15) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (16) changes in each party’s key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (19) other economic, business and other factors, including inflation and interest rate fluctuations. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Important Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, American Water will file a registration statement on Form S-4, which will include a document that serves as a prospectus of American Water with respect to the shares of American Water’s common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that American Water or Essential Utilities may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to American Water’s and Essential Utilities’ shareholders. Investors and security holders will be able to obtain the registration statement, the joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC’s website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water’s investor relations website at ir.amwater.com or at the SEC’s website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC’s website at www.sec.gov. The information included on, or accessible through, American Water’s or Essential Utilities’ respective websites is not incorporated by reference into, and does not form a part of, this communication.

Participants in the Solicitation

American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water’s and Essential Utilities’ respective shareholders in connection with the proposed merger. Information about the directors and executive officers of American Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Director Compensation,” “Equity Compensation Plan Information,” and “Certain Beneficial Ownership Matters.” To the extent holdings of American Water’s common stock by the directors and executive officers of American Water have changed or do change from the amounts of American Water’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities’ definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Essential Utilities’ common stock by the directors and executive officers of Essential Utilities have changed or do change from the amounts of Essential Utilities’ common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Additionally, information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.